Exhibit (c)(8)
Presentation to the Board of Directors of: KENT, Regarding Overall Transaction October 23, 2006

The following report (the “Report”) has been prepared by Keefe, Bruyette & Woods, Inc. (“KBW”) for the exclusive use of the Board of Directors (the “Board”) of Kent (the “Company” or “Target”) in connection with our presentation to the Board at a meeting to be held on October 23, 2006. This Report has been prepared in support of an opinion that the Board has requested as to whether the merger consideration to be paid by Europe Acquisition Corp. ( “Merger Sub”) to the stockholders of Target in connection with the proposed merger of Merger Sub with and into Target (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of October [ ], 2006, between Europe (“Europe” or “Acquirer”) and Target (the “Agreement”) is fair, from a financial point of view, to the stockholders of Kent. Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Europe, a corporation organized under the laws of the Netherlands. This Report and the information contained herein has been prepared solely for the Board of Kent and may not be used by any other person without the express prior written consent of KBW. We have based our findings on information obtained from publicly available sources and from documents provided to us by Kent. In conducting our analyses, we have, with the consent of Kent, assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by us, and we have not assumed any responsibility for independent verification of such information. With respect to any financial projections, we also have assumed that they have been reasonably prepared by the management of Kent on bases reflecting the best currently available estimates and judgments of the future financial performance of Kent. We express no view as to such projections or the assumptions on which they are based. The Report is based upon economic, market and other conditions as they exist and can be evaluated on October 20, 2006 and includes a range of valuations for Kent utilizing several techniques. In preparing the Report, KBW did not attribute any particular weight to any analysis or factor. KBW believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the process underlying its conclusions. Any analysis of this type is subject to uncertainties and contingencies all of which are difficult to predict and are beyond the control of the firm preparing the analysis.

Table of Contents
Tab Executive Summary 1 Transaction Considerations 2 Valuation Information 3 Appendix 4

Executive Summary

Executive Summary #œ KBW has been retained by the board of directors of Kent to provide an opinion with regard to the proposed acquisition of Kent by Europe. #œ Europe proposes to acquire Kent for approximately $16.10 per common share in cash, representing a total equity purchase price of approximately $288 million, through a tender offer. Merger price based on a 33% premium to the 60-day rolling average pre-announcement, within a $14-17 per share collar. Shareholders will also receive a additional consideration from the Other Business Services (“OBS”) asset sale to management. #œ Europe has unconditionally guaranteed payment of the merger consideration. #œ Other material terms of the Agreement include: Europe will not be responsible for certain separation costs associated with OBS. Recapture agreements with specified shareholders to pay Europe any gain from Kent’s acceptance of a competing offer. Standstill with fiduciary out. No termination fees for either merger or OBS transactions.

Executive Summary (continued) #œ KBW has conducted due diligence on Kent, OBS and on the transaction process. Met with the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Corporate Finance & Investor Relations at its North Barrington, Illinois headquarters. Conducted conference calls with several members of the OBS senior management team. Reviewed financial information, including internal projections for Kent’s principal business (known as “Corporate Solutions”) and the OBS businesses. #œ Kent focuses on the design, marketing, and administration of compensation and benefit plans for companies and related key employees. Additionally, Kent provides executive compensation consulting and other consulting services to various corporations and financial institutions. The company is a leading provider of COLI and BOLI products. #œ Europe is a publicly-traded Netherlands-headquartered corporation focused on the life insurance, pension and asset accumulation markets. Europe is also active in accident, supplemental health, general insurance and some limited banking activities which together account for a minor proportion of revenue and income.

Transaction Considerations

Kent – Company Overview #œ Kent focuses on the design, marketing, and administration of compensation and benefit plans for companies and related key employees. Additionally, Kent provides executive compensation consulting and other consulting services to various corporations and financial institutions. The company is a leading provider of COLI and BOLI products. #œ At June 30, 2006, the Company reported $665.5 million in assets and $271.9 million in shareholders’ equity. #œ For the six months ended June 30, 2006, the Company reported $135.9 million in revenue and net income of $0.8 million, a decrease from 2005 in which the Company earned $4.0 million in net income from $135.4 million in revenue. #œ For the years ended December 31, 2004 and 2005, Kent reported $315.6 million and $273.8 million in revenue and $18.2 million and $10.6 million in net income, respectively.

Kent – Company Overview (continued) #œ The Company has four reportable segments: Corporate Solutions: provides strategic investment solutions, consulting and administrative services to clients Healthcare Group: provides specialized compensation and benefit services for large and medium sized not-for-profit healthcare organizations Pearl Meyer & Partners: specializes in executive compensation and retention programs Federal Policy Group: provides a variety of legislative and regulatory strategic services #œ The four reportable segments operate as independent and autonomous business units with a central corporate staff in North Barrington, Illinois responsible for finance, strategic planning, human resources and company-wide policies. #œ The proposed transaction with Europe entails only the Corporate Solutions segment and certain severance obligations at the corporate center. The proposed asset purchase by management is for the remaining businesses, inclusive of the severance and other obligations associated with those businesses. #œ The financial performance of all of the four segments is heavily dependent on personnel, although the Corporate Solutions segment enjoys relatively more stable cash flows through its COLI renewal commission income stream.

European Parent – Company Overview #œ Europe is a publicly-traded company with a market capitalization of $29.5 billion focused on the life insurance, pension and asset accumulation markets. Europe is also active in accident, supplemental health, general insurance and some limited banking activities which together account for a minor proportion of revenue and income. With headquarters in the Netherlands, Europe employs approximately 27,000 people. Europe’s three major markets are the United States, the Netherlands and the United Kingdom. For six months ended June 30, 2006, the Company reported revenues of $21.9 billion and net income of $1.6 billion. As of June 30, 2006, the Company reported $373.4 billion in assets and $26.5 billion in shareholders’ equity. #œ Europe USA is the sixth largest life insurer in the U.S. by statutory capital & surplus and has leading positions in the institutional stable value market (GICs, funding agreements and synthetic GICs), the full-service pension market, and the variable life and annuity markets, along with strong positions in universal and term life and life reinsurance. #œ Europe has unconditionally guaranteed payment of the merger consideration.

Transaction Terms #œ Price per common share [$16.10] #œ Consideration 100% cash #œ Financing Unconditional guarantee of payment from Europe Parent #œ Total equity value $287.9 million #œ Structure Merger into Delaware merger subsidiary of Europe #œ Stockholder agreement Europe agrees to vote its shares in favor of the Merger and not to solicit another transaction #œ Termination fee None. Kent and OBS transactions each subject to a non-solicitation clause, with a fiduciary out #œ Option treatment Immediate vesting and cashless exercise #œ Employment agreements [TBD] #œ Dividend Current quarterly dividend of $0.06 per common share to be paid through closing, assuming current level of profitability

Transaction Terms (continued) #œ Due Diligence Substantially complete, confirmatory diligence on-going #œ Contingencies Receipt of shareholder, corporate and regulatory approvals for both companies and the absence of any material adverse change. Transaction subject to sale of OBS #œ Timing Anticipated close in fourth quarter 2006 #œ Other Transition services agreement will be executed, governing relationship between Kent and OBS business; OBS transaction subject to Europe’s review, but Kent can exercise its fiduciary duty if a topping bid is received

Acquisition Consideration Analysis Item Value Comment “Unaffected Share Price” $11.50 Defined as 60-day rolling average Kent closing price pre-announcement Premium 33% Per Merger Agreement Europe Consideration Per Share $15.30 Separation costs per share not assumed by Europe ($0.86) Estimate provided by Kent management Proceeds per share from MBO Transaction (“MBO Consideration”) $2.00 Per Tom Wamberg’s letter to the Special Committee of the Board of Directors dated October 18, 2006. Total Consideration per Common Share $16.44 Common Shares Outstanding 17,692,577 Per Merger Agreement Aggregate Consideration to Common Shareholders $290,790,983 Cost of Options $3,091,715 Per Option Schedule, based on $16.10 per share Aggregate Consideration to All Shareholders $293,882,697 Fully-Diluted Shares 17,880,686

Transaction Considerations #œ Kent is going to announce third quarter pre-tax loss of ($46,111) on October 26. Similar to the first and second quarters of 2006, operating earnings will not meet research analyst consensus quarterly estimates. #œ Management is positive on the outlook for full year 2007 earnings and are generally positive with regard to Kent’s prospects. Introduced a new product, Alpha-BOLI, to deal with a flat yield curve. COLI Best Practices legislation was signed into law on August 17th, alleviating some of the systemic risk associated with BOLI/COLI. #œ Acquisitions provide a potential upside to earnings but the historical performance of some of Kent’s larger acquisitions has not met internal expectations. #œ Effective January 1, 2005, Kent restructured two segments in which its previous Human Capital Practice segment was merged into its Executive Benefits Practice segment which, as of January 1, 2006, is part of the Corporate Solutions Practice. #œ The 2005 departures of Pearl Meyer and Steve Hall, the CEO and President of Pearl Meyer & Partners, respectively, are expected to reduce future revenue opportunities in the Company’s executive compensation consulting unit. #œ Areas of concern for management include: the flat yield curve, legislative changes and uncertainty surrounding COLI sales, the ability to attract and retain key producers, and the merger and acquisition environment. #œ Neither management nor the stockholders of Kent have received any other offers for the Company, nor have they solicited any other offers.

Transaction Background #œ From time to time, Kent has investigated potential transactions in order to maximize shareholder value. However, given the human capital-intensive nature of the business, discussions have been high-level, limited, and confidential in nature. #œ Kent maintains strategic relationships with insurance companies such as AEGON, AXA, Great-West Life, Mass Mutual, New York Life, ING, Prudential, Clarica, and West Coast Life, in which both parties are committed to developing and delivering creative products with high client value. Kent works closely with clients to design customized products that meet the specific organizational needs of the client and with insurance companies to develop unique policy features and competitive pricing. #œ In 2000, Europe acquired 8.9% of Kent’s outstanding shares. Europe currently owns 13.0%. #œ In the summer of 2004, Europe initiated detailed discussions with Tom Wamberg, CEO. Draft definitive documentation was negotiated and price and other terms were largely established. The proposed transaction was for all of Kent’s equity, with no asset sale to a third party of the OBS units contemplated. The proposed pricing was approximately a 40% premium to the stock price at the time of negotiations, or $25.25 per share. During the diligence process, Europe decided that the regulatory, personnel and revenue risks associated with the business were too great, and withdrew from the transaction.

Transaction Background (continued) #œ During this time, and from time to time since these discussions, Kent has approached certain other carriers, brokers and other intermediaries, asset managers and other fiduciaries and other parties to determine receptivity to a transaction. None of the parties contacted expressed sufficient interest to warrant continued negotiations. #œ Kent’s business is highly dependent on its producers. The loss of any of its key employees or key producers is expected to have a material adverse impact on its operations and financial performance. Pearl Meyer & Partners: The top 6 producers represent approximately 60% of revenues. Federal Policy Group: The top producer represents over 75% of revenues.

Kent — Valuation Matrix
($ in millions, except per share amounts) Europe’s Current Proposal Equity price per common share $ 11.94$ 16.10 1
Total fully diluted equity value $ 213.5$ 287.9
Net debt $ 51.9$ 51.9
Total enterprise value $ 265.4$ 339.8 Cash component -$ 287.9 Stock component — 0.0
Aggregate Purchase KENT Price as Multiple of: Factor (2) LTM Revenue $ 229.3 1.2x 1.5x LTM EBITDA $ 21.8 12.2x 15.6x 2006E EBITDA $ 26.6 10.0x 12.8x 2007E EBITDA $ 34.3 7.7x 9.9x
Equity Purchase Price Per Share as Multiple of: 2006E EPS $ 0.47 25.4x 34.3x 2007E EPS $ 0.77 15.6x 21.0x
1. Includes additional consideration from sale of OBS segment. 2. Adjusted to reflect segregated revenues and EBITDA flows to CBC Insurance Revenue Securitization, LLC. Note: As of October 20, 2006. Projected earnings represent IBES median estimate. Source: FACTSET and Bloomberg.

Valuation Information

Scope of Review and Summary Findings
Scope of Review We have conducted a review of historical stock prices, comparable companies analysis, comparable merger and acquisition transactions analysis, discounted cash flow analysis and historical transaction premium analysis based on information provided to us by the management of Kent, including audited historical GAAP financial statements and actuarial reviews completed by third parties.
None of the selected companies or the selected transactions is directly comparable to Kent or the Merger, respectively, and therefore, the results of the selected company analyses and selected transactions are primarily financial calculations rather than detailed analyses of the differences in operating characteristics and business mixes and transaction details of the various companies and transactions, respectively. Appropriate use of the data includes qualitative judgments concerning, among other things, differences among the companies and the transactions. The dividend discount analysis is highly dependent on the assumptions used to create the projections.
Summary of Findings The following pages contain the results of our review.

Kent – Historical Stock Price Performance Historical Min/Max Min: $10.48 (10/3/06) Max: $30.60 (4/16/02) Current: $11.94 (10/20/06)

Kent – Historical P/E #œ Over the past twelve months, Kent has traded in a range of 14.7x to 21.9x times NTM earnings
10.0x 10/19/05 11/21/05 12/23/05 1/26/06 2/28/06 3/31/06 5/5/06 6/8/06 7/11/06 8/11/06 9/15/06 10/19/06 Clark Inc. Source: FACTSET

Kent – Historical Earnings Estimates #œ Over five of the past six fiscal quarters, Kent has reported earnings below analysts’ mean estimates. #œ Over the past twelve months, equity research analysts have steadily reduced earnings estimates for Kent. $18$ 1.20
03/2005 0.06 0.34 (0.28) (82.4) (12.5) $0 $0.00 Dec-05 Feb-06 Apr-06 Jun-06 Aug-06 Oct-06 Source: FACTSET

Comparison of Offer Price to Historical Kent Prices #œ Europe’s offer, inclusive of the pre-closing dividend to shareholders from the sale of the OBS assets, represents a 34.8% premium to Kent’s current market price. Implied Premiums Europe’s Offer Price Per Share $16.10 Implied Price Premium Current Price (10/18/06) $11.94 34.8% 20 Day Average Price 11.41 41.1 40 Day Average Price 11.56 39.3 60 Day Average Price 11.50 40.0 52 Week High (10/31/05) $16.10 0.0% 52 Week Low (08/04/06) 10.39 54.9 IPO Price (08/19/98) $9.00 78.9%

Comparable Companies — Summary #œ Based on analysis of a selected group of comparable companies, the implied range of change of control values for Kent is shown below: $16.10 LTM Revenue $3.08 $28.23 LTM EBITDA $5.26 $15.47 2006E EBITDA $8.29 $17.00 2007E EBITDA $9.23 $15.67 2006E EPS $6.32 $12.19 2007E EPS $8.47 $17.80 $0 $ 5 $10 $15 $20 $25 $30 $35 Price Per Common Share

Comparable Companies — Summary Based on analysis of a selected group of comparable companies, the implied range of trading values for Kent is shown below:
Selected Companies Going Concern Change Acquisition KENT Multiples Implied Equity Value Implied Value Per Share of Control Implied Value Per Share Factor Min Max Low & nbsp; High Low High Premium Low High
Enterprise Value / LTM Revenue $ 229.3 0.4x 2.1x$ 45.8 $ 420.7 $ 2.56 $ 23.52 20% $ 3.08 $ 28.23 LTM EBITDA 21.8 6.0 13.0 78.4 230.6 4.38 12.90 20 5.26 15.47 2006E EBITDA 26.6 6.6 11.5 123.5 253.3 6.91 14.16 20 8.29 17.00 2007E EBITDA 34.3 5.5 8.3 137.6 233.5 7.69 13.06 20 9.23 15.67
Price/ 2006E EPS $ 0.47 11.2x 21.6x$ 94.2 $ 181.6 $ 5.27 $ 10.16 20% $ 6.32 $ 12.19 2007E EPS 0.77 9.2 19.4 126.2 265.2 7.06 14.83 20 8.47 17.80
Range $ 45.8 $ 420.7 $ 2.56 $ 23.52 20% $ 3.08 $ 28.23

Market Statistics of Selected Companies

($ in millions) Company	Ticker	Price 10/20/06	Total Return 3 Mo. (%)	Total Return 1 Year (%)	Market Value ($mm)	Enterprise Value ($mm)	Debt/ Total Cap. (%)	Enterprise Value LTM Revenue (x)	Enterprise Value EBITDA LTM (x)	Enterprise Value EBITDA 2006E (x)	Enterprise Value EBITDA 2007E (x)	Price/Earnings LTM (x)	Price/Earnings 2006E (x)	Price/Earnings 2007E (x)	06E-'07E EPS Growth (%)	LTM EBITDA Margin (%)
Kent	KENT	$11.94	-6.4%	-23.6%	$212	$264	16.0%	1.2x	12.1x	9.9x	7.7x	20.6x	25.4x	15.6x	62.8%	9.5%
Independent Insurance Brokers																
Arthur J. Gallagher & Co.	AJG	$26.55	9.4%	-4.0%	$2,626	$2,626	15.5%	1.8x	13.0x	9.9x	8.4x	17.0x	17.8x	15.4x	15.8%	13.8%
Hilb Rogal & Hobbs Co.	HRH	44.27	17.7	15.8	1,570	1,570	31.0	2.3x	11.1x	8.2	7.3	20.0	18.5	16.7	10.9	20.6%
Hub International Ltd.	HBG	31.05	19.2	35.7	965	977	18.6	2.0x	9.2x	6.6	5.5	20.2	18.6	15.4	21.3	21.5%
USI Holdings Corp.	USIH	14.91	15.8	18.5	859	1,101	37.6	2.1x	10.7x	8.9	7.8	14.2	12.7	11.1	14.5	19.3%
Brooke Corp.	BXXX	11.99	6.4	-3.8	151	265	74.8	1.6x	10.2x	7.4	NA	14.1	11.2	9.2	21.5	15.9%
Other Service Companies																
Hewitt Associates Inc[1]	HEW	$23.97	6.9%	-10.8%	$2,662	$2,831	20.9%	1.0x	21.4x	11.5x	7.3x	17.8x	NA	17.4x	NA	4.6%
Watson Wyatt Worldwide[2]	WW	43.22	29.7	65.2	1,846	1,846	4.4	1.5	10.2	9.2	8.3	21.8	20.1	18.5	8.7	14.2%
National Financial Partners	NFP	39.05	-12.7	-6.2	1,544	1,544	11.2	1.5	10.7	10.4	8.2	14.9	15.0	12.4	21.3	13.8%
BISYS Group Inc.[2]	BSG	11.56	-11.1	-11.6	1,392	1,392	0.5	1.3	6.0	8.0	7.5	24.6	21.6	17.5	23.4	22.1%
CBIZ Inc.	CBZ	7.56	5.5	53.8	533	620	30.6	1.1	9.9	10.2	NA	23.6	21.6	19.4	11.4	10.6%
Crawford & Co.	CRD.B	7.12	-3.9	-4.2	358	375	30.5	0.4	7.4	7.6	NA	21.6	20.3	16.2	25.7	5.8%
CorVel Corp.[3]	CRVL	39.89	48.8	83.2	381	381	0.0	1.4	12.9	11.7	NA	38.4	29.8	26.7	11.6	11.1%
Cunningham Lindsey Inc.	LIN	2.65	-10.3	-21.8	60	140	51.7	0.3	5.6	3.9	3.1	9.5	9.5	4.4	114.3	6.0%
	Median		6.9%	-3.8%	$965	$1,101	20.9%	1.5x	10.2x	8.9x	7.5x	20.0x	18.6x	16.2x	18.5%	13.8%
	Mean		9.3	16.1	1,150	1,205	25.2	1.4	10.6	8.7	7.0	19.8	18.1	15.4	25.0	13.8%
	Min		-12.7%	-21.8%	$60	$140	0.0%	0.3x	5.6x	3.9x	3.1x	9.5x	9.5x	4.4x	8.7%	4.6%
	Max		48.8	83.2	2,662	2,831	74.8	2.3	21.4	11.7	8.4	38.4	29.8	26.7	114.3	22.1%

Sources: SNL Datasource, FactSet, Boomberg and respective company SEC filings

1. *Historical and estimated financial statistics for fiscal year ended September 30.*
2. *Historical and estimated financial statistics for fiscal year ended June 30. 2006 projections represent projections for year ended June 30, 2007. 2007 projections represent FY2008*
3. *Historical and estimated financial statistics for fiscal year ended March 31. 2006 projections represent projections for year ended March 31, 2007. 2007 projections represent FY2008*

KBW

26

Comparable Transactions — Summary #œ Based on analysis of a selected group of comparable transactions from the last five years, the range of values for Kent is shown below: $16.10 LTM Revenue $14.63 $34.23 LTM EBITDA $7.96 $10.87 $0 $ 5 $10 $15 $20 $25 $30 $35 $40 Price Per Common Share Selected Transactions KENT Multiples Implied Equity Value Implied Value Per Share Factor Min Max Low High Low High LTM Revenue $229.3 1.4x 2.9x $261.6 $612.3 $14.63 $34.23 LTM EBITDA $21.8 8.9x 11.3x 142.3 194.4 7.96 10.87 Range $142.3 $612.3 $7.96 $34.23 Note: Range of methodologies is derived from the minimum and maximum value of all metrics, excluding highest and lowest value.

Selected Comparable Transactions
Equity Enterprise Value / Announce Purchase Enterprise LTM LTM Date Target Acquirer Price ; Value EBITDA Revenues
02/11/05 Hull and Company, Inc. Brown & Brown, Inc. $ 175$ 175 NA 2.8x 09/08/04 Summit Global Partners, Inc. USI Holdings Corp. 96 124 NA 1.9x 06/16/04 Exult Inc. Hewitt Associates 637 637 NM 1.4x 11/11/03 McGriff Seibels & Williams Inc. BB&T Insurance Services, Inc. 456 458 (1) 13.2x 2.9x 11/10/03 USA Insurance Group Inc. BISYS Group, Inc. 89 89 7.4x 3.0x 09/26/02 Long, Miller & Associates, LLC Clark/Bardes, Inc. 404 409 9.8x(2)NM 05/10/02 Hobbs Group LLC Hilb, Rogal and Hamilton Co. 246 276 (1) 11.3x 2.9x 12/19/01 ABD Insurance & Financial Svcs. Inc. Greater Bay Bancorp 201 209 (1) 9.7x 2.1x 04/15/01 E.W. Blanch Holdings, Inc. Benfield Greig Group Plc 179 242 NM 1.2x 02/23/01 ASI Solutions Aon Corp 115 124 8.9x 1.4x
Median 9.7x 2.1x Mean 10.0x 2.2x
Min 7.4x 1.2x Max 13.2x 3.0x
(1) Includes aggregate value of earn-out consideration. (2) Multiples based on nine-month annualized results. Source: SNL DataSource and Company documents.

Discussion of Discounted Cash Flow Analysis #œ KBW made the following assumptions in its dividend discounted cash flow analysis: 2006 and 2007 earnings per share of $0.47 and $0.77, respectively. These projections represent the median research analyst estimate for the respective time periods Earnings growth of 16.5% (IBES median long-term growth rate) annually after 2007 An annual dividend payout ratio of 51.1%, the Company’s expected 2006 payout ratio assuming an annual dividend of $0.24 Kent is sold at December 31, 2011 based on a forward multiple with the proceeds being discounted back to the present A 15.0% discount rate, as derived by a weighted average cost of capital analysis. This analysis is included in the appendix. #œ KBW utilized research analyst estimates as its base scenario because management does not prepare five year projections #œ The valuation analysis is highly sensitive to the assumptions for projected net income, the terminal exit multiple and the discount rate

Discounted Cash Flow Analysis
#œ Based on a dividend discounted cash flow analysis, the range of values for Kent is shown below:
Terminal Multiple $13.17 12.0x 14.0x 16.0x 18.0x Rate 14.0% $ 12.02 $ 13.73 $ 15.43 $ 17.14 14.3% $ 11.90 $ 13.59 $ 15.27 $ 16.96 Discount 15.0% $ 11.54 $ 13.17 $ 14.80 $ 16.44 15.3% $ 11.42 $ 13.04 $ 14.65 $ 16.27 16.0% $ 11.08 $ 12.64 $ 14.20 $ 15.77

Historical Premiums Analysis #œ KBW compared the premium to Kent’s historical stock price in the Merger to premiums paid in other acquisitions of publicly-traded companies: Market Premium 1 Day 1 Week 1 Month Kent Transaction 35% 36% 39% All Industries (557 Transactions) Median 21% 23% 28% Mean 26% 28% 33% Financial Institutions (165 Transactions) Median 19% 20% 23% Mean 24% 25% 29% Source: MergerStat Note: Represents all whole M&A transactions with an equity purchase price between $100 million and $500 million announced from October 12, 2001 until October 12, 2006, in which the target was a publicly traded entity. Financial institutions includes transactions with targets in the banking and finance, brokerage, investment management and insurance industries.

Appendix

Weighted Average Cost of Capital Analysis

(in millions, except per share amounts)

Company	Ticker	Stock Price	Shares Out	Equity Value	Debt	Net Debt/ Equity Value	Adjusted Levered Beta	Unlevered Beta
Kent		11.94	17.8	212	52	24.5%	0.93	0.78
Independent Insurance Brokers								
Arthur J. Gallagher & Co.	AJG	26.55	98.9	2,626	147	5.6%	0.68	0.66
Hilb Regal & Hobbs Company	HRH	44.27	35.5	1,570	259	16.5%	0.83	0.74
Hub International Limited	HBG	31.05	31.1	965	146	15.1%	0.55	0.50
USI Holdings Corporation	USIH	14.91	57.6	859	257	29.9%	0.93	0.75
Brooke Corporation	BXXX	11.99	12.6	151	131	86.5%	NA	NA
Misc Financial Services Consulting								
Hewitt Associates, Inc.	HEW	23.97	111.1	2,662	322	12.1%	0.76	0.73
Watson Wyatt Worldwide, Inc.	WW	43.22	42.7	1,846	30	1.6%	0.92	0.92
National Financial Partners Corp.	NFP	39.05	39.5	1,544	90	5.8%	1.34	1.32
BISYS Group, Inc.	BSG	11.56	120.4	1,392	5	0.4%	1.16	1.16
CBIZ Inc.	CBZ	7.56	70.6	533	100	18.7%	1.44	1.36
Crawford & Company	CRD.B	7.12	50.3	358	82	22.9%	1.66	1.55
CorVel Corporation	CRVL	39.89	9.6	381	0	0.0%	0.92	0.92
Cunningham Lindsey Inc.	LIN	2.65	22.6	60	80	NM	1.16	0.72
Selected Companies Average						17.9%		0.94

Assumptions

Unlevered Beta	0.94	
Debt as a % of Equity Value	17.9%	
Levered Beta	1.05	
Market Premium (1)	7.1%	
Risk Free Rate	4.8%	(Average of 10 year Treasury Bond and 30 year Treasury Bond)
Equity Size Premium (2)	4.0%	
Pre-tax Cost of Debt (3)	9.4%	
Assumed Marginal Corporate Tax Rate	35.0%	
Equity as a % of Total Capital	84.0%	
Net Debt as a % of Total Capital	16.0%	

Estimated Kent Cost of Equity — **K= RFR + (Levered Beta * Market Premium) + Equity Size Premium**
16.3%

Estimated Kent Cost of Debt — K= Pre-tax Cost of Debt * (1-Tax Rate)
6.1%

Estimated Kent WACC — **14.6%**

Source: SNL Financial and Bloomberg.
(1) Ibbotson *Associates Risk Premia Over Time Report: 2005* - long-horizon expected equity risk premium.
(2) Ibbotson *Associates Risk Premia Over Time Report: 2005* - Beta-adjusted size premium for companies with a market capitalization between $1 million and $586 million.
(3) Estimated rate based on weighted average of outstanding trust preferred securities.

KBW

33

Earnings Estimate Summary Consensus Mean EPS Estimates Year Ending Q1 Q2 Q3 Q4 Annual 2005 $0.06 $0.06 $0.09 $0.41 $0.61 2006 0.08 0.08 0.01 0.35 0.47 2007 0.13 0.17 0.04 0.46 0.77 Individual EPS Estimates Target Firm Analyst Recom. Price 2006E 2007E Matrix USA Feinseth Sell — — -KBWLipponen Mkt Pfm 13.00 0.33 0.67 Barrington Research Hutchison Outpfm 16.00 0.47 0.86 Stephens Inc. Fisken Overwt — 0.54 0.80 1 1.Pending update. Not included in consensus calculation

Historical GAAP Income Statement for Kent Year Ended December 31, Six Months Ended June 30, ($ in thousands) 20012002 2003 2004 20052005 2006
Revenue First year $ 119,349$ 124,10$ 113,851$ 151,98$ 123,894$ 65,167$ 64,440 commissions and related fees Renewal commissions 93,028 114,464 158,529 157,480 142,832 66,924 67,509 and related fees Consulting fees 19,659 34,973 47,205- — — - Reimbursable 4,848 5,043 6,344 6,114 7,080 3,303 3,902 expenses
Total Revenue $ 236,884$ 278,58$ 325,929$ 315,58$ 273,806$ 135,39$ 135,851
Operating Expenses Commissions and fees 84,002 89,998 88,259 74,292 53,024 28,042 28,626 General and 102,853 140,583 159,279 164,278 161,034 81,658 83,824 administrative Reimbursable 4,848 5,043 6,344 6,114 7,080 3,303 3,902 expenses Amortization 11,560 9,249 21,579 18,158 15,407 7,687 7,515 Write off of 2,070 0 0 0 0 0 0 Insurance Alliance Group Settlement of 0 0 (1,500) 0 0 0 0 litigation Human Capital 0 0 7,490 (198) 172 0 0 Practice Reorginazation
Total Operating $ 205,333$ 244,87$ 281,451$ 262,64$ 236,717$ 120,69$ 123,867 Expenses
Operating Income $ 31,551$ 33,713$ 44,478$ 52,938$ 37,089$ 14,704$ 11,984 Other 354 262 302 (1,499) 1,617 1,615 1 Income/(Expense) Interest, net (7,168) (3,720) (24,009) (22,057) (21,459) (10,725) (10,673)
Income before taxes and effect of change in $ 24,737$ 30,255$ 20,771$ 29,382$ 17,247$ 5,594 $ 1,312 accounting principle Income taxes 8,725 12,404 8,089 11,222 6,638 1,620 534
Income before effect of change in accounting principle, net of $ 16,012$ 17,851$ 12,682$ 18,160$ 10,609$ 3,974 $ 778 tax Effect of change in 0 (523) 0 0 0 0 0 accounting principle, net of tax
Net Income $ 16,012$ 17,328$ 12,682$ 18,160$ 10,609$ 3,974 $ 778
Basic EPS $ 1.22 $ 1.03 $ 0.69 $ 0.98 $ 0.59$ 0.22 $ 0.04
Diluted EPS $ 1.18 $ 0.99 $ 0.68 $ 0.97 $ 0.58$ 0.22 $ 0.04

Historical GAAP Balance Sheet for Kent

($ in millions)	As of December 31,					As of June 30,	
	2001	2002	2003	2004	2005	2005	2006
Current Assets							
Cash and cash equivalents	$10,207	$14,266	$3,156	$23,199	$5,077	$17,121	$6,205
Restricted cash		14,065	18,966	12,020	7,799	8,061	7,889
Accounts and notes receivable, net	50,927	63,934	47,478	44,388	36,893	32,183	29,839
Prepaid income taxes		3,253	2,931	1,479	3,845	3,874	3,926
Deferred tax assets	690	1,252	253	782	0	729	0
Other current assets	2,384	2,888	3,149	2,445	3,527	2,396	2,559
Total Current Assets	$64,208	$99,658	$75,933	$84,313	$57,141	$64,364	$50,418
Intangible Assets, net	187,728	600,195	589,803	584,246	582,544	577,811	577,037
Equipment and Leasehold Improvements, net	11,005	15,135	13,284	12,140	12,276	11,872	11,578
Cash Surrender Value of Life Insurance				8,111	11,336	8,908	12,483
Other Assets	6,990	19,687	20,283	12,483	11,216	11,165	13,993
Total Assets	$269,931	$734,675	$699,303	$701,293	$674,513	$674,120	$665,509
Current Liabilities							
Accounts payable	$4,767	$8,048	$8,129	$3,886	$4,243	$3,911	$3,667
Accrued liabilities	46,086	47,183	46,648	54,145	40,051	33,864	35,266
Deferred revenue	520	2,349	1,980	2,268	2,469	4,368	4,154
Deferred tax liabilities	3,451	0	0	0	186		96
Interest rate swap payable	2,043	0	0	0	0		0
Recourse debt maturing within one year	523	11,154	8,120	1,295	3,730	1,361	5,602
Non-recourse debt maturing within one year	523	11,521	8,433	13,632	16,299	3,287	14,269
Total Current Liabilities	$57,913 (1)	$80,255	$73,310	$75,226	$66,978	$46,791	$63,054
Trust Preferred Debt	0	0	0	45,000	45,000	45,000	45,000
Long-Term Recourse Debt	3,040	102,559	55,672	3,427	1,998	2,730	1,228
Long-Term Non-Recourse Debt	3,040	293,479	280,296	261,195	238,296	257,445	231,568
Deferred Tax Liabilities	7,146	8,837	14,057	24,752	33,022	28,481	34,047
Deferred Compensation	2,601	3,779	6,563	8,215	11,443	10,115	11,341
Interest Rate Swap	0	0	157	0	0	0	0
Other Non-Current Liabilities	0	4,644	10,980	9,292	7,758	6,797	7,419
Total Liabilities	$73,739 (1)	$493,553	$441,035	$427,107	$404,495	$397,359	$393,657
Total Stockholders' Equity	196,192	241,122	258,268	274,186	270,018	276,761	271,852
Total Liabilities and Stockholders' Equity	$269,931	$734,675	$699,303	$701,293	$674,513	$674,120	$665,509

(1) Total ST and LT debt numbers given; equal recourse/non-recourse proportion assumption made.

KBW

36